Textmunication Holdings, Inc.

July 9, 2015

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Attn: Mr. Matthew Crispino

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Textmunication Holdings, Inc.
Registration Statement on Form S-1
File No. 333-204641

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Textmunication Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (file number 333-204641) to 4:00 PM Eastern Standard Time on July 13, 2015, or as soon thereafter as is practicable.

The Company acknowledges the following:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Textmunication Holdings, Inc.

By:	/s/ Wais Asefi
Wais Asefi
CEO

1940 Contra Costa Blvd

Pleasant Hill, CA 94523- Phone: 925-777-2111